UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number 001-34738

Luokung Technology Corp.

(Translation of registrant’s name into English)

B9-8, Block B, SOHO Phase II, No. 9, Guanghua Road, Chaoyang District,
Beijing People’s Republic of China 100020

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Attached hereto and incorporated herein is the Registrant’s press release issued on May 8, 2024, titled “Luokung Granted Extension to Meet Nasdaq Minimum Bid Price Requirement”.

Financial Statements and Exhibits

Exhibit No.	Description
99.1	Press Release issued by Luokung Technology, Inc. on May 8, 2024, titled “Luokung Granted Extension to Meet Nasdaq Minimum Bid Price Requirement”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2024

Luokung Technology Corp.

By:	/s/ Xuesong Song
Name:	Xuesong Song
Title:	Chief Executive Officer

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